

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

September 18, 2009

Mr. Sylvain Aubry
Senior Director, Legal Affairs and
Corporate Secretary
Alimentation Couche-Tard Inc.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7, Canada

> **Re:** **Alimentation Couche-Tard Inc.**
> **Form 40-F for the Fiscal Year Ended April 26, 2009**
> **Filed July 24, 2009**
> **File No. 333-10100**

Dear Mr. Aubry:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief